SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  21549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SMSA Humble Acquisition Corp.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

78458D104
(CUSIP Number)

Patrick D. Souter
1601 Elm Street, Suite 4600
Dallas, TX 75201
(214) 954-4135
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 4

1	name of reporting person i.r.s. identification no. of above person (entities only) patrick souter
2	check the appropriate box if a member of a group*	(A) (B)	☒ ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization _______
number of shares beneficially owned by each reporting person with	7	sole voting power 9,490,000 shares
8	shared voting power
9	sole dispositive power 9,490,000 shares
10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 9,490 000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 95%
14	type of reporting person* PN

13D	Page 3 of 4

This statement relates to shares of Common Stock, $.001 par value per share (the “Stock”), of SMSA Humble Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer were located at 5521 Riviera Drive, Coral Gables, FL 33146.

ITEM 2.   IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Mr. Souter (the “Reporting Person).

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person shall use personal funds to acquire the securities of the Issuer pursuant to the terms of that certain Stock Purchase Agreement, dated December 10, 2012 by and between Pierre Galoppi and the Reporting Person (the “Purchase Agreement”), and the related promissory note.

ITEM 4.   PURPOSE OF TRANSACTION.

This filing is being made as a result of the change in control effected upon the closing of the transaction detailed in the Purchase Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on December 10, 2012, Mr. Souter may be deemed to be the beneficial owner of 9,490,000 shares of the Stock, which constitutes approximately 95% of the Outstanding Shares.

Transactions effected in the last 60 days: Not Applicable

13D	Page 4 of 4

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

The following shall be filed as exhibits: the Stock Purchase Agreement by and between Pierre Galoppi and the Reporting Person.

DATED:     December 13, 2012

By:	/s/ Patrick D. Souter
Patrick D. Souter

EXECUTION COUNTERPART

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) by and between Pierre Galoppi (the “Seller”) and Patrick D. Souter (the “Purchaser”), is entered into as of this 10th day of December 2012.

WHEREAS, the Seller desires to sell and Purchaser wishes to purchase from the Seller 9,490,000 shares (the “Shares”) of the common stock (the “Common Stock”) of SMSA Humble Acquisition Corp. (the “Company”) for a purchase price of $9,490.00 (the “Purchase Price”):

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. Purchase and Sale of the Shares.  At the closing of the transactions contemplated herein (the “Closing”), the Seller will sell, transfer, assign, set over and deliver to the Purchaser and the Purchaser will purchase from the Seller, the Shares.  The Purchase Price shall be paid in accordance with the promissory note to be delivered by Purchaser to Seller at the Closing.

SECTION 2. Delivery of the Shares and Other Matters.  At the Closing, the Seller shall instruct the Company’s transfer agent to note the purchase of the Shares in book entry form on the Company’s stock transfer records.

SECTION 3. Representations and Warranties of the Seller.  The Seller hereby represents and warrants to the Purchaser as follows:

3.1 The Seller has the full right, power and authority to enter into this Agreement and to transfer, convey and sell to the Purchaser at the Closing the Shares to be sold by the Seller hereunder and, upon consummation of the purchase contemplated hereby, the Purchaser will acquire from the Seller good, valid and marketable title to such Shares, free and clear of all covenants, conditions, restrictions, voting trust arrangements, shareholder agreements, liens, pledges, charges, security interests, encumbrances, options and adverse claims or rights whatsoever.

3.2 This Agreement has been duly authorized, executed and delivered on behalf of the Seller and constitutes the valid and binding obligation of the Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.  The execution, delivery and performance of this Agreement, the sale and delivery of the Shares to be sold by the Seller, and compliance with the provisions hereof by the Seller, do not and will not, with or without the passage of time or the giving of notice or both, (a) assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 4, violate any provision of law, statute, ordinance, rule or regulation or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body, or (b) result in any breach of any of the terms, conditions or provisions of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Seller under, any note, indenture, mortgage or lease, or any other material contract or other instrument, document or agreement, to which the Seller is a party or by which it or any of its property is bound or affected.

3.3 The Seller is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by the Seller or the transfer, conveyance and sale of the Shares to be sold by the Seller to the Purchasers pursuant to the terms hereof.

3.4 All consents, approvals or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by the Seller of this Agreement or the transactions contemplated hereby have been or at the Closing will have been obtained by the Seller and will be in full force and effect.

3.5 The Seller is the sole owner of, and has good, valid and marketable title to, the Shares which are to be transferred to the Purchasers by the Seller pursuant hereto, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, shareholder agreements, liens, pledges, charges, security interests, encumbrances, options and adverse claims or rights whatsoever.

3.6 No broker or finder has acted for the Seller in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Seller.

SECTION 4. Representations and Warranties of the Purchaser.  The Purchaser represents and warrants to the Seller that:

4.1 Such Purchaser understands that the Shares have not been registered under the Securities Act.  Such Purchaser will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom.

4.2 Such Purchaser is sophisticated in financial matters, qualifies as an “accredited investor” within the meaning of Regulation D of the Securities Act and has had access to such information as it has desired with respect to the Company and the Shares.

4.3 Such Purchaser understands that it must bear the economic risk of the acquisition of the Shares made in connection herewith for an indefinite period of time because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states or an exemption from such registration is available.

4.4 Such Purchaser acknowledges and understands that no federal or state agency has passed upon the Shares or made any finding or determination as to the fairness of the terms of its investment.

4.5 Such Purchaser is acquiring the Shares for its own account, solely with its own funds, for investment purposes only, without the intention of distributing or reselling all or any portion of the Shares, other than a distribution of the Shares to its owners, if any.

4.6 Such Purchaser has no need for liquidity with respect to the investment.

4.7 The Shares are not being transferred to such Purchaser by any form of general solicitation or advertising.

4.8 Such Purchaser has all requisite corporate power and authority to carry out the transactions contemplated hereby, and the execution, delivery and performance by such Purchaser of this Agreement has been duly authorized by all requisite corporate action.  This Agreement has been duly executed and delivered on behalf of such Purchaser and constitutes the valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

SECTION 5. Indemnification.  Each party shall severally indemnify, defend and hold harmless the other parties, their partners, managers, directors, officers, members, shareholders, employees, attorneys, accountants, agents and representatives and their heirs, successors and assigns from and against all liabilities, losses, and damages, together with all reasonable costs and expenses related thereto (including, without limitation, legal and accounting fees and expenses) based upon or arising out of (a) any inaccuracy or breach of any representation and warranty of such party herein, and (b) any breach of any covenant and agreement of such party herein.

SECTION 6. Notices.  All notices and other communications by a Purchaser or Seller hereunder shall be in writing to the other party and shall be deemed to have been duly given when delivered in person or by an overnight courier service, or sent via telecopy transmission and verification received, or when posted by the United States postal service, registered or certified mail, return receipt requested with postage prepaid, at the address as a party may from time to time designate to the other party by written notice thereof, effective only upon actual receipt.

SECTION 7. Entire Agreement; Effect on Prior Documents.  This Agreement and the other documents referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior negotiations, commitments, agreements and understandings among them with respect thereto.

SECTION 8. Amendments; Waiver.  Except as otherwise provided herein, this Agreement may be amended, and compliance with any provision of this Agreement may be omitted or waived, only by the written agreement of the Seller and the Purchaser.

SECTION 9. Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement.

SECTION 10. Headings.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

SECTION 11. Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of Nevada without regard to its principles of conflicts of laws.

SECTION 12. Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Stock Purchase Agreement as of the date first written above.

SELLER	PURCHASER
/s/ Pierre Galoppi Name: Pierre Galoppi	/s/ Patrick D. Souter Name: Patrick D. Souter